SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu,
(808) 535-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LETTER TO SHAREHOLDERS SENT BY CB BANCSHARES

[CB Bancshares Letterhead]

SHAREHOLDER UPDATE October 2003

Dear Fellow Shareholder,

Aloha. We are extremely pleased to report third quarter earnings for your company and share news of recent activities and events at City Bank. The dedication and commitment of our enthusiastic and hardworking employees and management have once again produced positive results for shareholders and customers alike.

Third Quarter Earnings Increase 103.7%

Consolidated net income for the third quarter of 2003 was $5.5 million. This is an increase of more than 103% over last year. Diluted earnings per share are $1.25, an increase of more than 101% over the same quarter in 2002.

For the nine-month period ending September 30, 2003, consolidated net income totaled $13.9 million, an increase of $4.0 million or 40.5% over the same period last year. Diluted earnings per share was $3.16, an increase of 38.6% over the same period in 2002.

In response to the extremely strong third quarter performance, your Board of Directors increased third quarter cash dividends to $0.36 per common share, an increase of $0.24, or triple the second quarter dividend.

Consolidated net income for the third quarter of 2003 and for the nine-month period ended September 30, 2003 included $1.9 million ($1.3 million after taxes, equaling $0.29 per share) and $6.2 million ($4.1 million after tax or $0.93 per share) , respectively, in expenses associated with the defense of the unsolicited hostile takeover proposal by Central Pacific Financial Corp. announced on April 16, 2003.

Ronald K. Migita, President and Chief Executive Officer of CB Bancshares, Inc. said, “This quarter’s excellent financial performance is the result of our continued focus on providing quality products and services to our customers while delivering superior shareholder value. Our efforts to improve asset quality, while simultaneously growing core deposits and fee income, have generated strong third quarter results. In addition, the California lending and Hawaii mortgage banking operations have continued to be important elements of growth. In combination with our record second quarter results, we are confident that our shareholders can see the true earnings power of our franchise.”

Hostile Takeover Proposal Update

We continue to fight the hostile takeover attempt by Central Pacific Financial Corp., and have won several legal decisions in that effort. Other legal challenges are continuing, and Central Pacific is still seeking federal and state regulatory approvals.

Meanwhile, our strong performance this year confirms our Board’s determination that Central Pacific’s hostile proposal is inadequate from a financial point of view.

City Bank Offers New Products

In keeping with our commitment to offer our customers quality products that meet their needs, we’re pleased to announce the new CityBusiness Term Loan. This new business loan product provides customers a streamlined approval process with a 24-hour credit decision. Requests for up to $50,000 can be used to purchase equipment or vehicles. Our new CityBusiness Line products are available for requests up to $500,000 accessible via line checks or a BusinessCheck debit card. Customers also have the added benefit of overdraft protection for their business checking account.

City Bank also began to accept and process deposits for selected customers in California through a partnership with Wells Fargo Bank.

We’re also proud to be the first Hawaii bank to offer our customers 100% FDIC insurance guarantee for Certificates of Deposit above $100,000.

Boy Scouts Name Ron Migita Citizen of the Year

Ronald K. Migita, President and Chief Executive Officer of CB Bancshares, Inc. as well as Vice Chairman and Chief Executive Officer of City Bank, was honored as Hawaii’s Distinguished Citizen of 2003 by the Aloha Council, Boy Scouts of America. Nearly 1,000 guests attended the banquet and total proceeds raised from this event amounted to $550,000.

Ron’s dedication to the community has been focused on youth development, public education and economic growth. He has devoted his life to the Boy Scouts, and was both a Cub Scout and Boy Scout in his youth. He is past President of the Aloha Council, Boy Scouts of America and a current member of the National Executive Board.

City Bank Pride – Lending a Helping Hand

As part of our continuing commitment to the community, City Bank’s 26thannual Oahu Invitational Golf Tournament raised nearly $25,000 with proceeds donated to the American Lung Association. In the nearly three decades that City Bank has been sponsoring these tournaments, we’ve raised more than $900,000 for worthy charities statewide.

Moving Forward

We have had another successful quarter, and all of us in the City Bank family are dedicated to building on this momentum and continuing to provide the superior products and high level of service which are the hallmarks of City Bank.

We offer our thanks for your continued support of your company and for bringing real meaning to the phrase Proud to Be City Bank!

Sincerely,

/s/ Lionel Y. Tokioka	/s/ Ronald K. Migita
Lionel Y. Tokioka	Ronald K. Migita
Chairman of the Board	President and Chief Executive Officer

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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